Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: August 19, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On August 19, 2025, ReserveOne published the below newsletter.

On August 7, 2025, New York Post published an article that mentioned ReserveOne and quoted Sebastian Bea, President and Head of Investment of ReserveOne.

Its finally crypto summer for the public markets

By Lydia Moynihan

Published Aug. 7, 2025, 10:25 a.m. ET

While August is typically a sleepy month for IPOs, Peter Thiel-backed crypto firm Bullish (appropriately named, it would seem) is set to buck that trend later this month with an initial public offering on the New York Stock Exchange.

Sources told me the round is already oversubscribed, with six times more investors trying to get in than can be accepted — Blackstone and Ark Invest have some of the largest buy-ins — in a sign that crypto mania is continuing.

After a prolonged crypto-winter where the price of digital coins was in the doldrums, Bullish’s impending IPO is the latest indication that we have reached crypto summer.

“It’s like holding a balloon underwater and, the moment you let go, it rips up,” Head of Investment at ReserveOne Sebastian Bea told me of companies now racing to go public, after years of a closed market. “On the investor side, it’s been very difficult, until recently, to get access to crypto in the public markets.”

Whether the race to list is because companies are eager to cash out or afraid of some reversal in a regulatory regime, there’s more crypto action in the public markets than ever before.

In the past year, Galaxy Digital expanded its listing to the Nasdaq in May 2025 (after trading on the Toronto Stock Exchange), trading platform eToro went public, and so did fintech giant Circle which has soared since its June IPO. Bitgo, Grayscale, Kraken, OKX and Gemini are in the process of listing on a US exchange later this year.

Companies such as BitMine, Marathon Digital Holdings and even GameStop have embraced a digital asset treasury play, holding cryptocurrencies including Bitcoin and Ethereum on their balance sheets.

“Crypto companies held back so much because of the regulatory issues,” Bea added. “Now, the regulatory side of things have gone from extremely difficult to quite supportive.”

In part, bankers — always eager for fees and successful listings — see a window of opportunity and are aggressively encouraging companies to move forward in an otherwise disappointing year. Dealmaking in the US has slowed over the last year, which means bankers are on the hunt for new sources of revenue.

And they’re also giving many investors what they want.

Of course, as more digital asset companies go public, competition for investor capital in crypto-related investments will intensify.

“You only have a few winners and then the market becomes fragmented,” Aya Kantorovich, who runs DeFi company August Digital, explained. “Premiums are decreasing because liquidity is already being allocated to other digital asset treasuries and companies.”

While there may not be a premium for these assets anymore, going mainstream has many advantages.

Just a few years ago, investors faced intense scrutiny for allocating client’s funds to crypto assets. Now, driven by Coinbase’s inclusion in the S&P 500 — boosting credibility, visibility and investment inflows — crypto is seen as a standard investment rather than a risky one.

On August 19, 2025, ReserveOne made the below communication on its LinkedIn and X accounts.

On August 19, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, made the below communications on his X account.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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